

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 20, 2006

Mr. Leroy Halterman
Chief Executive and Financial Officer
Brinx Resources Ltd.
820 Piedra Vista Road NE
Albuquerque, NM 87123

> **Re: Brinx Resources Ltd.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2005**
> **Filed February 14, 2006**
> **File No. 333-102441**

Dear Mr. Halterman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

General

1.   Please refer to the updated Form requirements for filings on Forms 10-KSB
        and10-QSB, requiring an indication on the cover of your filings of whether you
        meet the definition of a shell company, as defined in Rule 12b-2 of the Exchange
        Act, and whether you are not required to file reports pursuant to Section 13 or 15d
        of the Exchange Act.

Controls and Procedures, page 13

2.   Please revise the first paragraph of your disclosure to state the nature of your
        evaluation, as the term "disclosure controls and procedures" is missing from your
        statement.

        Please revise the second paragraph of your disclosure to state your conclusion
        about changes in your internal controls over financial reporting, based on the
        wording and requirements of Regulation S-B, Item 308(c).

Financial Statements

General

3.   In all columns where the term inception is used, please specify the inception date.

Report of Independent Registered Public Accounting Firm, page F-3

4.   Please ask your current auditors, Gordon Hughes & Banks, LLP, to provide us
        with a letter clarifying whether they actually audited your cumulative amounts
        from inception to October 31, 2005, or whether they relied on the work of your
        prior auditors, Wheeler Wasoff, P.C., for the period through December 31, 2004;
        and to address implications of the guidance in AU 543.02 through 543.09. Please
        also ask your prior and current auditors to revise their audit reports to specify the
        inception date, as necessary to comply with the requirements of Rule 2-02(a)(4)
        of Regulation S-X.

Note 5 – Common Stock, page F-12

5.   We note your disclosure explaining that in August 2005, you issued 500,000 units
        at $2.00 per unit in a private placement, and that each unit consists of one share of
        common stock and one common stock purchase warrant, each having an exercise
        price of $2.50 per share. Please expand your disclosure to discuss the values
        attributed to your common stock vs. warrants, and any other significant terms or

provisions associated with your warrants. Please also provide us with a schedule showing all dates of issuance for the 200,000 stock options, having exercise prices of $1.00 per share, that you disclose as being issued during 2005. It should be clear how you determined, in light of the indicated fair value of your shares based on the cash transactions described, that no compensation expense needed to be recorded to comply with the guidance in paragraph 10 of APB 25.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief